Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

May 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:           Kathleen Collins

                             Accounting Branch Chief

Re:                       Form 10-Q for the Fiscal Quarter Ended March 31, 2016

                             Filed May 6, 2016

                             File No. 001-35547

Ms. Collins:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 12, 2016, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Item 1A. Rick Factors, page 36

1.

You disclose that the Netsmart JV meets the requirements for consolidation accounting treatment and as a result you anticipate reflecting 100% of the results of Netsmart JV in your consolidated financial statements once the transaction has been consummated. It is not clear to us how you arrived at that conclusion based on the information you disclosed. In an effort to better understand how you determined consolidation is appropriate, please provide us with your analysis including the pertinent terms of the agreements and the specific accounting guidance followed.

The Company will add disclosure prospectively beginning with the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2016, detailing the specific accounting guidance followed as well as our basis for consolidation for the Netsmart JV (Netsmart).  For the purpose of responding to the Staff’s comment:

•	The Netsmart transaction closed on April 19, 2016.
•	ASC 810, Consolidations is the specific accounting guidance the Company followed for the Netsmart transaction.

•	ASC 810 defines two models to determine when an entity should consolidate the results of another entity: (1) the variable interest entity (VIE) model and (2) the voting interest model.
•

The VIE model requires the identification of a primary beneficiary.  The primary beneficiary is the reporting entity that must consolidate the investee and is defined as the variable interest holder that has (1) the power to direct activities that most significantly impact the economic performance of the VIE, and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

o

The Company concluded the direct activity that most significantly impacts the economic performance of Netsmart (or the VIE) is the budgeting process.  The budgeting process translates Netsmart’s strategic imperatives into an operational roadmap that defines how it will allocate and compensate resources, allocate funding to develop products, market and deliver products and services, as example.

o

Under the executed Amended and Restated Limited Liability Company Agreement (LLC Agreement), dated April 19, 2016, prior to adopting its annual operating budget and any mid-year changes of more than 10% (either upward or downward), Netsmart (or the VIE) shall obtain the approval of the Company.  No other Netsmart investor has budget approval rights.

o

The Company owns approximately 49% of the outstanding equity interests in Netsmart (or the VIE); additionally GI Netsmart Holdings LLC and rollover equityholders own approximately 47% and 4%, respectively.

o	Through its ownership interest in Netsmart (or the VIE), the Company shall absorb losses or the right to receive benefits of the VIE that could potentially be significant to Netsmart (or the VIE).
•	Under the voting interest model, the reporting entity with a controlling financial interest must consolidate the investee.
o	As noted, the Company does not have a majority voting interest.
o	Absent the majority voting interest, the Company’s management concluded it has a controlling financial interest in Netsmart through the budgetary approval process noted above.
•	In summation, ASC 810 defines two models to determine when an entity should consolidate the results of another entity. Under both models, the Company concluded consolidation is required.
•

Final application of the guidance will be concluded in the fiscal quarter ended June 30, 2016 and as previously discussed will be disclosed beginning with the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2016.  Additionally, the Company anticipates filing the LLC Agreement with the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2016

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Melinda Whittington

Melinda Whittington
Chief Financial Officer

cc:	Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.